# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CARVER BANCORP INC, CIK 0001016178
CUSIP: 146875604
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 75 W 125TH ST, 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0002085652-25-000001
Filed by CIK 0002085652
Persons authorized to receive notices and communications: Barry Mann, 941 Jerome Avenue, Apt 14G, Bronx, New York (NY), 10452, 8502259314

## Reporting persons
- Mann Barry James (CIK 0002085652): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: personal funds (PF); sole voting power 324,104; sole dispositive power 324,104; aggregate amount beneficially owned 324,104 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CARVER BANCORP INC
Address of issuer's principal executive offices: 75 W 125TH ST, 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512

## Item 2. Identity and Background
Name of person filing: Barry James Mann
Residence or business address: 941 Jerome Avenue, Apt. 14G, Bronx, NY 10452
Present principal occupation or employment: Mann is presently the CFO of Spring Bank and the CFO/Treasurer of CheckSpring Community Corp (parent of Spring Bank) which are both located at 69 E. 167th Street, Bronx, NY 10452
Criminal convictions in the last five years: none
Civil proceedings (securities laws) in the last five years: none
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mann acquired 324,104 shares with personal funds in multiple open market transactions for a total investment of $731,016.54. Mann paid an average price of $2.26 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person acquired beneficial ownership in the shares in the belief that the Shares were undervalued and represented an attractive investment opportunity. The reporting person intends to purchase additional shares and engage in conversations, meetings and other communications with certain members of the Issuer's Board, Management team, shareholders, Industry Analysts, and other interested parties, in each case to support the strategic plan proposed by the Issuer's management team to improve the efficiency and financial condition of the Issuer and to increase shareholder value through organic growth.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mann beneficially owns 324,104 shares. Percentage is approximately 6.1% of the 5,284,754 shares outstanding as of August 15th.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 324,104
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 324,104
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Mann purchased 129,104 shares in multiple open market transactions during the past 60 days as of October 15, 2025, for an average per share price of $2.57.
Other persons with the right to receive dividends or sale proceeds: none
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships. Mann has acquired these shares independent of the management and current ownership of his present employers.

## Signatures
- Mann Barry James: Barry James Mann, Barry James Mann (10/15/2025)